SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XXII Notes, in a principal amount of USD 15,799,810, due 2027.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on July 23, 2026, will start the payment of the third installment of interests related to its Series XXII Notes issued on October 23, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	July 23, 2026
Number of service to be paid:	Third installment of interests
Period comprised by the payment:	January 23, 2026 / July 23, 2026
Concept of payment:	Interests (100%)
Payment Currency:	USD (United States Dollars).
Nominal Value:	USD 15,799,810
Capital Outstanding:	USD 15,799,810
Annual Nominal Interest:	5.75%
Amount of interest being paid:	USD 450.511.02

Interests will be paid to the people at whose name the Notes were registered as of  July 22, 2026 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
July 16, 2026		Responsible for the Relationship with the Markets

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